September 12, 2018

Xingliang Li
Chief Executive Officer
Fuqin Fintech Limited
No.8 Guanghua Dongil
Xhonghai Guangchang, South Tower, 7th Floor
Chaoyang District, Beijing, PRC 100020

       Re:     Fuqin Fintech Limited
               Registration Statement on Form F-1
               Filed August 31, 2018
               File No. 333-227131

Dear Mr. Li:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Any failure by Hengye, our consolidated variable interest entity, or its shareholders to perform their obligations under our contract..., page 24

1. We note that your contractual arrangements provide for the resolution of disputes through arbitration in China. Please revise your disclosure to state, if true, that the arbitration provisions relate to the claims arising out of the contractual relationship created by the
       VIE agreements, rather than claims under the US federal securities laws and do not prevent shareholders of the company from pursuing claims under the US federal securities laws.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Xingliang Li
Fuqin Fintech Limited
September 12, 2018
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Eric Envall, Staff Attorney, at (202) 551-3234 or me at
(202) 551-3369
with any questions.


                                                           Sincerely,

                                                           /s/ Era Anagnosti

                                                           Era Anagnosti
                                                           Legal Branch Chief
                                                           Office of Financial
Services